

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

February 5, 2008

Mr. Richard Shao
Chief Financial Officer
Sterling Group Ventures, Inc.
900-789 West Pender Street
Vancouver, BC V6C 1H2
Canada

> **Re: Sterling Group Ventures, Inc.**
> **Form 10-KSB for Fiscal Year Ended May 31, 2007**
> **Filed August 29, 2007**
> **File No. 0-51775**

Dear Mr. Shao:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended May 31, 2007

Controls and Procedures, page 21

1.   We note your disclosures relative to disclosure controls and procedures are not consistent with the disclosure requirements of Item 307 of Regulation S-B. For

instance we note your disclosures that indicate your disclosure controls and procedures "are adequate". We further note your reference to a quarterly report in your annual Form 10-KSB. Please modify your disclosures accordingly.

Financial Statements

Schedule of Mineral Property Costs, page F-10

2.   It appears you have included a cumulative mineral property cost schedule as part of your primary financial statements. It is unclear if this schedule has been audited as it is not identified in the Report of Independent Registered Public Accounting Firm provided with your filing. Please clarify the audit status of this schedule.

Note 2 – Summary of Significant Accounting Policies

Mineral Properties, page F-12

3.   We note your policy that indicates acquisition and exploration costs are expensed as incurred and will be capitalized upon the determination of proven and probable reserves. Please address the following:

- Explain why you believe it is appropriate to expense acquisition costs as incurred. Please refer to EITF 04-2 for guidance.

- Please explain why you believe it is appropriate under U.S. GAAP to capitalize exploration and related costs upon determination of proven or probable reserves.

- Please clarify the terms "recoverable reserves" and "commercial production". Please note that under U.S. GAAP, costs should be amortized using proven and probable reserves. Also, refer to EITF 04-6 regarding the timing of the production stage.

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested

Mr. Richard Shao
Sterling Group Ventures, Inc.
February 26, 2008
page 3

information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer at (202) 551-3718 with questions concerning engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief